Report of Independent Registered Public Accounting Firm
To the Board of Trustees
The Advisors’ Inner Circle Fund II
We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Hancock Horizon Government Money Market Fund, Hancock Horizon Strategic Income Bond Fund, Hancock Horizon Value Fund, Hancock Horizon Growth Fund, Hancock Horizon Burkenroad Fund, and the Hancock Horizon Diversified International Fund, of The Advisors’ Inner Circle Fund II (the “Funds”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of January 31, 2011. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2011, and with respect to agreement of security purchases and sales, for the period from August 31, 2010 (the date of the last examination), through January 31, 2011:
•	Confirmation of all securities maintained by Hancock Bank (“Custodian”);

•	Confirmation of all securities held in book entry form by Bank of New York Mellon (“Sub-custodian”) — which include but are not limited to securities held by the Funds;

•	Reconciliation of all securities on the books and records of the Funds to the Custodian;

•	Reconciliation of all such securities between the records of the Custodian and Sub-custodian;

•	Confirmation of all securities out for transfer with brokers or alternative procedures;

•	Confirmation of all repurchase agreements and underlying collateral with brokers/banks; and

•	Agreement of one security purchase and one security sale or maturity from the books and records of each of the Funds to broker confirmations or alternative supporting documents.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.
In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of January 31, 2011, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The Advisors’ Inner Circle Fund II and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
/s/ERNST & YOUNG LLP
Philadelphia, Pennsylvania
October 4, 2011

Management Statement Regarding Compliance with Certain Provisions of the Investment
Company Act of 1940
October 4, 2011
We, as members of management of Hancock Horizon Government Money Market Fund, Hancock Horizon Strategic Income Bond Fund, Hancock Horizon Value Fund, Hancock Horizon Growth Fund, Hancock Horizon Burkenroad Fund, Hancock Horizon Diversified International Fund, Hancock Horizon Louisiana Tax-Free Income Fund, and the Hancock Horizon Mississippi Tax-Free Income Fund (collectively, the “Funds”), of The Advisors’ Inner Circle Fund II, are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of January 31, 2011, and from August 31, 2010 through January 31, 2011.
Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2011, and from August 31, 2010 through January 31, 2011, with respect to securities reflected in the investment account of the Funds.
Sincerely,
The Advisors’ Inner Circle Fund II

/s/ Philip T. Masterson Philip T. Masterson
President

/s/ Michael Lawson Michael Lawson
Treasurer, Controller, and Chief Financial Officer

Fund Name	State	Registration	File Number

The Advisors’ Inner Circle Fund II	CALIFORNIA	ANNUAL	505 7356
	COLORADO	ANNUAL	IC 1995 08 501
	GEORGIA	OTHER	SC-MF-020269
	Guam	OTHER	2008-7233
	ILLINOIS	ANNUAL	60004987
	INDIANA	ANNUAL	93-0548 IC
	MINNESOTA	ANNUAL	R-36888.2
	Minnesota Exemption	ANNUAL
	NORTH CAROLINA	ANNUAL	3326
	PENNSYLVANIA	ANNUAL	1993-02-003MF
	VIRGINIA	ANNUAL	117018
	VIRGIN ISLANDS	ANNUAL
	WYOMING	OTHER	18723

The AIC Fund II — Hancock Bank Family of Funds — Trust Class	KENTUCKY	ANNUAL	60014025
	LOUISIANA	ANNUAL	122656
	NEW JERSEY	ANNUAL	BEM-0169
	OHIO	OTHER	64757
	UTAH	ANNUAL	006-9458-91

The Advisors’ Inner Circle Fund II — Class A Share Pro	KENTUCKY	ANNUAL
	LOUISIANA	ANNUAL	121280
	NEW JERSEY	ANNUAL	BEM-3641
	OHIO	OTHER	64619
	UTAH	ANNUAL	007-0315-61

The Advisors’ Inner Circle Fund II — Class A Shares Prospect	KENTUCKY	ANNUAL	60017363
	LOUISIANA	ANNUAL	122182
	NEW JERSEY	ANNUAL	BEM-4154
	OHIO	OTHER	64751
	UTAH	ANNUAL	007-0782-44

Hancock Horizon Family of Funds Prospectus	KENTUCKY	ANNUAL
	LOUISIANA	ANNUAL	123759
	NEW JERSEY	ANNUAL	BEM-4246
	OHIO	OTHER	66197
	UTAH	ANNUAL	007-0874-61

The AIC Fund II — Hancock Bank Family of Funds — Trust Class	LOUISIANA	ANNUAL	124034

The Advisor’s Inner Cir — Hancock Family of Funds — Class A	LOUISIANA	ANNUAL	124033

The Advisors Inner Circle II — Hancock Bank Family of Funds —	LOUISIANA	ANNUAL	124032

Hancock Horizon Government Money Market Fund	ALABAMA	ANNUAL	27873

Hancock Horizon Government Money Market Fund — Class A	MISSISSIPPI	ANNUAL	60001564
	TEXAS	ANNUAL	M 62883

Hancock Horizon Government Money Market Fund — Inst Sweep	MISSISSIPPI	ANNUAL	60001563
	TEXAS	ANNUAL	M 62884

Hancock Horizon Government Money Market Fund — Trust Class	MISSISSIPPI	ANNUAL	60001562
	TEXAS	ANNUAL	M 62885

The Advisors’ Inner Circle Fund II — Strategic Income Bond	ALABAMA	ANNUAL	27875

AIC Fund II — Strategic Income Bond Fund — Class A Shares	MISSISSIPPI	ANNUAL	60001565
	TEXAS	GOOD UNTIL SOLD	C 62900

Fund Name	State	Registration	File Number

AIC Fund II — Strategic Income Bond Fund — Class C Shares	MISSISSIPPI	ANNUAL	60001566
	TEXAS	GOOD UNTIL SOLD	C 62901

AIC Fund II — Strategic Income Bond Fund — Trust Class Sh	MISSISSIPPI	ANNUAL	60001567
	TEXAS	GOOD UNTIL SOLD	C 62902

The Advisors’ Inner Circle Fund II — Value Fund	ALASKA	OTHER	60057195
	ALABAMA	ANNUAL	27876
	ARKANSAS	ANNUAL	60018321
	CONNECTICUT	ANNUAL	1039058
	DELAWARE	ANNUAL	47021
	HAWAII	ANNUAL
	IDAHO	ANNUAL	59680
	KANSAS	ANNUAL	2006S0001260
	MISSOURI	ANNUAL	2005-00840
	NEVADA	ANNUAL
	NEW YORK	OTHER	S31-57-69
	OREGON	ANNUAL	2006-1422
	RHODE ISLAND	ANNUAL
	SOUTH CAROLINA	ANNUAL	MF16485

AIC Fund II — Value Fund — Class A Shares	ARIZONA	ANNUAL	43975
	DISTRICT OF COLUMB	ANNUAL	60026692
	IOWA	ANNUAL	I-62936
	MASSACHUSETTS	ANNUAL
	MARYLAND	ANNUAL	SM20061318
	MAINE	ANNUAL	10011917
	MICHIGAN	ANNUAL	947661
	MISSISSIPPI	ANNUAL	60001568
	MONTANA	ANNUAL	57144
	NORTH DAKOTA	ANNUAL	AU783
	NEBRASKA	ANNUAL	66047
	NEW HAMPSHIRE	ANNUAL
	NEW MEXICO	ANNUAL	22825
	OKLAHOMA	ANNUAL	SE-2174409
	SOUTH DAKOTA	ANNUAL	36781
	TENNESSEE	ANNUAL	RM09-1041
	TEXAS	GOOD UNTIL SOLD	C 62897
	VERMONT	ANNUAL	06/14/06-04
	WASHINGTON	GOOD UNTIL SOLD	60042134
	WISCONSIN	ANNUAL	505673-03
	WEST VIRGINIA	GOOD UNTIL SOLD	MF 55563

AIC Fund II — Value Fund — Class C Shares	MARYLAND	ANNUAL	SM20072755
	MISSISSIPPI	ANNUAL	60001569
	NEBRASKA	ANNUAL	66049
	NEW HAMPSHIRE	ANNUAL
	OKLAHOMA	ANNUAL	SE-2174410
	TEXAS	GOOD UNTIL SOLD	C 62898
	WISCONSIN	ANNUAL	527896-03

AIC Fund II — Value Fund — Trust Class Shares	MASSACHUSETTS	ANNUAL
	MISSISSIPPI	ANNUAL	60001570
	NEBRASKA	ANNUAL	66048
	NEW HAMPSHIRE	ANNUAL
	OKLAHOMA	ANNUAL	SE-2174411
	TEXAS	GOOD UNTIL SOLD	C 62899

Fund Name	State	Registration	File Number

AIC Fund II- Growth Fund	ALASKA	OTHER	60057476
	ALABAMA	ANNUAL	29116
	ARKANSAS	ANNUAL	60018555
	CONNECTICUT	ANNUAL	1040262
	DELAWARE	ANNUAL	47287
	HAWAII	ANNUAL
	IDAHO	ANNUAL	59962
	KANSAS	ANNUAL	2007S0000154
	MISSOURI	ANNUAL	1993-00886
	MONTANA	ANNUAL	57674
	NEVADA	ANNUAL
	NEW YORK	OTHER	S31-61-92
	OREGON	ANNUAL	2006-1525
	RHODE ISLAND	ANNUAL
	SOUTH CAROLINA	ANNUAL	MF16587

The AIC Fund II — Growth Fund — Class A Sh	ARIZONA	ANNUAL	44546
	DISTRICT OF COLUMB	ANNUAL	60027082
	IOWA	ANNUAL	I-63568
	MASSACHUSETTS	ANNUAL
	MARYLAND	ANNUAL	SM20061835
	MAINE	ANNUAL	10012554
	MICHIGAN	ANNUAL	948176
	MISSISSIPPI	ANNUAL	60004082
	NORTH DAKOTA	ANNUAL	AV301
	NEBRASKA	ANNUAL	66572
	NEW HAMPSHIRE	ANNUAL
	NEW MEXICO	ANNUAL	23431
	OKLAHOMA	ANNUAL	SE-2178693
	SOUTH DAKOTA	ANNUAL	37279
	TENNESSEE	ANNUAL	RM09-1041
	TEXAS	GOOD UNTIL SOLD	C 65546
	VERMONT	ANNUAL	08/23/06-23
	WASHINGTON	GOOD UNTIL SOLD	60042646
	WISCONSIN	ANNUAL	507515-03
	WEST VIRGINIA	GOOD UNTIL SOLD	MF 56176

AIC Fund II — Growth Fund — Class C Share	MISSISSIPPI	ANNUAL	60004083
	TEXAS	GOOD UNTIL SOLD	C 65547

AIC Fund II — Growth Fund — Trust Class Shares	MISSISSIPPI	ANNUAL	60004084
	TEXAS	GOOD UNTIL SOLD	C 65548

Burkenroad Fund	ALASKA	OTHER	60053198
	ALABAMA	ANNUAL	30176
	ARKANSAS	ANNUAL	60016657
	CONNECTICUT	ANNUAL	1023325
	DELAWARE	ANNUAL	45261
	HAWAII	ANNUAL
	IDAHO	ANNUAL	58005
	KANSAS	ANNUAL	2004S0000183
	MISSOURI	ANNUAL
	NEVADA	ANNUAL
	NEW YORK	OTHER	S30-33-10
	OREGON	ANNUAL	2005-194
	RHODE ISLAND	ANNUAL
	SOUTH CAROLINA	ANNUAL	MF15743

Fund Name	State	Registration	File Number

Burkenroad Fund — Class A Shares	ARIZONA	ANNUAL	39766
	DISTRICT OF COLUMB	ANNUAL	60022980
	IOWA	ANNUAL	I-59260
	MASSACHUSETTS	ANNUAL
	MARYLAND	ANNUAL	SM20032037
	MAINE	ANNUAL	10007145
	MICHIGAN	ANNUAL	944053
	MISSISSIPPI	ANNUAL	60006348
	MONTANA	ANNUAL	53948
	NORTH DAKOTA	ANNUAL	AP252
	NEBRASKA	ANNUAL
	NEW HAMPSHIRE	ANNUAL
	NEW MEXICO	ANNUAL	19233
	OKLAHOMA	ANNUAL	SE-2190459
	PUERTO RICO	ANNUAL	S-29158
	SOUTH DAKOTA	ANNUAL	33249
	TENNESSEE	ANNUAL	RM09-1041
	TEXAS	GOOD UNTIL SOLD	C 68047
	VERMONT	ANNUAL	02/15/05-01
	WASHINGTON	GOOD UNTIL SOLD	60038199
	WISCONSIN	ANNUAL	489962-03
	WEST VIRGINIA	GOOD UNTIL SOLD	MF 51603

Burkenroad Fund — Class D Shares	ARIZONA	ANNUAL	53695
	DISTRICT OF COLUMB	ANNUAL
	IOWA	ANNUAL	I-65540
	MASSACHUSETTS	ANNUAL
	MARYLAND	ANNUAL	SM20022299
	MISSISSIPPI	ANNUAL	60006349
	NORTH DAKOTA	ANNUAL	AU036
	NEBRASKA	ANNUAL	64530
	OKLAHOMA	ANNUAL	SE-2181393
	SOUTH DAKOTA	ANNUAL	34077
	TENNESSEE	ANNUAL	RM09-1041
	TEXAS	GOOD UNTIL SOLD	C 68048
	WASHINGTON	GOOD UNTIL SOLD	60041484
	WISCONSIN	ANNUAL	452021

Burkenroad Fund — Class D Shares Prospectus	LOUISIANA	ANNUAL	126949
	NEW JERSEY	ANNUAL	BEM-0170
	OHIO	OTHER	64754

Hancock Horizon Diversified International Fund	ALASKA	OTHER	60061798
	ALABAMA	ANNUAL	38522
	ARKANSAS	ANNUAL	60021877
	CONNECTICUT	ANNUAL	1052721
	DELAWARE	ANNUAL	50756
	HAWAII	ANNUAL
	IDAHO	ANNUAL	63298
	KANSAS	ANNUAL	2009S0000347
	MISSOURI	ANNUAL	2008-02005
	MONTANA	ANNUAL	64501
	NEVADA	ANNUAL
	NEW YORK	OTHER	S32-34-78
	OREGON	ANNUAL	2008-1632
	RHODE ISLAND	ANNUAL
	SOUTH CAROLINA	ANNUAL	MF17757

Fund Name	State	Registration	File Number

Hancock Horizon Diversified International Fund — Class A Sh	ARIZONA	ANNUAL	52250
	DISTRICT OF COLUMB	ANNUAL
	IOWA	ANNUAL	I-70726
	MASSACHUSETTS	ANNUAL
	MARYLAND	ANNUAL	SM20082592
	MAINE	ANNUAL	10020970
	MICHIGAN	ANNUAL	955550
	MISSISSIPPI	ANNUAL	60049337
	NORTH DAKOTA	ANNUAL	BC668
	NEBRASKA	ANNUAL	73986
	NEW HAMPSHIRE	ANNUAL
	NEW MEXICO	ANNUAL	30534
	OKLAHOMA	ANNUAL	SE-2183498
	PUERTO RICO	ANNUAL	S-36209
	SOUTH DAKOTA	ANNUAL	44609
	TENNESSEE	ANNUAL	RM09-1041
	TEXAS	GOOD UNTIL SOLD	C 88571
	VERMONT	ANNUAL	09/30/08-18
	WASHINGTON	GOOD UNTIL SOLD	60049797
	WISCONSIN	ANNUAL	538834-03
	WEST VIRGINIA	GOOD UNTIL SOLD	MF 64018

Hancock Horizon Diversified International Fund — Class C Sh	MISSISSIPPI	ANNUAL	60049338
	NEBRASKA	ANNUAL	73987
	NEW HAMPSHIRE	ANNUAL
	OKLAHOMA	ANNUAL	SE-2183499

Hancock Horizon Diversified International Fund — Trust Cl Sh	MISSISSIPPI	ANNUAL	60049341
	NEBRASKA	ANNUAL	73988
	NEW HAMPSHIRE	ANNUAL
	OKLAHOMA	ANNUAL	SE-2183502

Hancock Horizon Quantitative Long/Short Fund	ALABAMA	ANNUAL

Hancock Horizon Quantitative Long/Short Fund — Class A Sh	MISSISSIPPI	ANNUAL	60049339
	NEBRASKA	ANNUAL	73989
	NEW HAMPSHIRE	ANNUAL
	OKLAHOMA	ANNUAL	SE-2183500

Hancock Horizon Quantitative Long/Short Fund — Cl C Sh	MISSISSIPPI	ANNUAL	60049340
	NEBRASKA	ANNUAL	73990
	NEW HAMPSHIRE	ANNUAL
	OKLAHOMA	ANNUAL	SE-2183501

Hancock Horizon Quantitative Long/Short Fund — Trust Cl Sh	MISSISSIPPI	ANNUAL	60049342
	NEBRASKA	ANNUAL	73991
	NEW HAMPSHIRE	ANNUAL
	OKLAHOMA	ANNUAL	SE-2183503
	NEW HAMPSHIRE	ANNUAL
	NEW MEXICO	ANNUAL	31620
	OKLAHOMA	ANNUAL	SE-2191055
	PUERTO RICO	ANNUAL	S-36982
	SOUTH DAKOTA	ANNUAL	45457
	TENNESSEE	ANNUAL
	TEXAS	GOOD UNTIL SOLD	C 89757
	VERMONT	ANNUAL	02/02/09-11
	WASHINGTON	GOOD UNTIL SOLD	60050974
	WISCONSIN	ANNUAL
	WEST VIRGINIA	GOOD UNTIL SOLD	MF 65209